210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

Oncolytics Biotech® Inc. Announces Terms of Unit Offering

CALGARY, AB – November 18, 2009 – Oncolytics Biotech Inc. ("Oncolytics" or the “Company”) (TSX:ONC; NASDAQ:ONCY) announced today that it has entered into an underwriting agreement for an offering of 4,250,000 units, each comprised of one common share and 0.4 of a common share purchase warrant, at a price of US$3.00 per unit to raise gross proceeds of US$12,750,000. Each whole common share purchase warrant entitles the holder to acquire one common share of Oncolytics upon payment of US$3.50, exercisable for a five year period commencing on the closing date of the offering, subject to an acceleration of the expiry date in certain circumstances. Oppenheimer & Co. Inc. is acting as the sole book-running manager for the offering. Canaccord Adams Inc. and Bloom Burton & Co. are acting as co-managers for the offering.

The offering is to be effected in each of the Canadian provinces of British Columbia, Alberta, Manitoba and Ontario by way of a prospectus supplement to Oncolytics’ base shelf short form prospectus, and in the United States pursuant to a prospectus supplement to the Oncolytics’ Form F-10 registration statement (File No. 333-151513) as filed with the United States Securities and Exchange Commission on June 6, 2008, as amended on June 17, 2008, pursuant to the United States Securities Act of 1933, as amended.

The Company has granted the underwriters an over-allotment option to purchase additional common shares and/or warrants in an amount up to 15% of the number of common shares and warrants underlying the units sold pursuant to the offering at the same price as in the offering, exercisable at any time up to 30 days from the closing of the offering.

Oncolytics intends to use the net proceeds from the offering to fund its previously announced Phase III combination REOLYSIN® and paclitaxel/carboplatin trial for patients with platinum-failed head and neck cancers, its other clinical development and research and development activities, and for general corporate and working capital purposes.

The transaction is expected to close on or about November 25, 2009, subject to satisfaction of customary closing conditions, including the receipt of all necessary regulatory and stock exchange approvals.

The securities are being offered in each of the Canadian provinces of British Columbia, Alberta, Manitoba and Ontario by way of a prospectus supplement to Oncolytics’ base shelf short form prospectus and in the United States pursuant to a prospectus supplement to Oncolytics’ effective Form F-10 shelf registration statement (File No. 333-151513) previously filed with the United States Securities and Exchange Commission on June 6, 2008, as amended on June 17, 2008, pursuant to the United States Securities Act of 1933, as amended. Copies of the prospectus supplement and accompanying base prospectus relating to the offering may be obtained from the Securities and Exchange Commission website at http://www.sec.gov, from the System for Electronic Document Analysis and Retrieval (SEDAR) website at http://www.sedar.com or from the underwriters at:

Oppenheimer & Co. Inc.
Attention: Syndicate Prospectus Department
300 Madison Avenue, 5th Floor
New York, NY, 10017
Telephone number: (212) 667-8563
Email: EquityProspectus@opco.com

Canaccord Adams Inc.
Attention: Ron Sedran
Brookfield Place
161 Bay Street, Suite 3000
Toronto, Ontario, Canada
M5J 2S1
Telephone number (416) 869-3198
Email: ron.sedran@canaccordadams.com

Before you invest, you should read the prospectus supplement and accompanying prospectus, the registration statement, and the other documents that the Company has filed with the United States Securities and Exchange Commission for more complete information about the Company and this offering.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any state or jurisdiction.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements,including the Company’s expectations related to timing and closing of the placement of units, common stock and warrants; the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs in 2009 and beyond, the Company’s planned operations, the value of the additional patents and intellectual property; the Company’s expectations related to the applications of the patented technology; the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the pricing and completion of the contemplated offering, availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment.  Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.  Investors are cautioned against placing undue reliance on forward-looking statements.  The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com